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VIA EDGAR AND FEDEX HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Dietrich King

Re:	MNTN, Inc. Amendment No. 6 to Draft Registration Statement on Form S-1
Submitted May 13, 2024
CIK No. 0001891027

Ladies and Gentlemen:

On behalf of MNTN, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 7 (“Amendment No. 7”) to the Draft Registration Statement on Form S-1 (the “Registration Statement”) which reflects the Company’s responses to the comment letter received by the Company on June 3 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement, which was previously submitted to the SEC on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on May 13, 2024.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited interim financial information as of and for the period ended June 30, 2024, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

August 27, 2024 Page 2

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 7 and all references to page numbers in such responses are to page numbers in Amendment No. 7.

Risk Factors

Risks Related to Our Legal and Regulatory Environment

We may face risks associated with any use of artificial intelligence and machine learning models, page 37

1.	We note your updated disclosure that you are now integrating artificial intelligence into your platform development. Please clarify what form of artificial intelligence you have integrated into your product development, as it appears from your disclosure that it is distinct from your machine learning models, and indicate if the underlying software is proprietary or opensource. In addition, please indicate in your Business section the products incorporating artificial intelligence in your pipeline and the stage of development of each technology.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii, 2, 35, 42-43, 83, 90, 91 and 94 of Amendment No. 7.

Principal and Selling Stockholders, page 117

2.	We understand that upon the effectiveness of your registration statement, the Series D Preferred Shares convert into common stock. To the extent that the holder, or holders, of the 2023 Convertible Notes is a beneficial owner of more than five percent of any class of voting securities, please disclose their ownership in accordance with Item 403 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to revise the disclosure in a future amendment to the Registration Statement to provide a comprehensive description of the beneficial owners of more than five percent of any class of voting security, including their ownership of Series D Preferred Shares that will be converted into common stock upon the effectiveness of the Registration Statement.

General

3.	We note your disclosure that in connection with the closing of your initial public offering the 2023 Convertible Notes can be converted into Series D preferred Stock (see, e.g., disclosure on page 10). We further note your disclosure on page 114 that “[e]ach share of Series D Preferred Stock will automatically convert into one share of our common stock immediately upon the closing of this offering.” Please clarify whether this means that a decision to convert the notes into preferred stock means that effectively the notes would be converted into common stock. Please make conforming revisions, as necessary, throughout the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 62, 64, 76, 118-119, 125, 132, II-2 and II-3 of Amendment No. 7.

* * *

August 27, 2024 Page 3

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1669 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brittany D. Ruiz

Brittany D. Ruiz
of LATHAM & WATKINS LLP

cc:	(via email)
Mark Douglas, Chief Executive Officer, MNTN, Inc.
Patrick A. Pohlen, Chief Financial Officer, MNTN, Inc.
Ian D. Schuman, Latham & Watkins LLP